[Letterhead of Beazer Homes USA, Inc.]

April 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.
Registration Statement on Form S-4 Amendment No.1
Filed on April 7, 2011
File No.: 333-172482

Dear Ms. Long:

The purpose of this letter is to supplementally provide to you certain information requested in connection with the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 25, 2011 with respect to the above- referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed by Beazer Homes USA, Inc. (the “Company”). The Registration Statement has been filed with respect to the Company’s offer to exchange (the “Exchange Offer”) its currently outstanding 9.125% Senior Notes due 2019 (the “Issued Notes”) with new 9.125% Senior Notes due 2019 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). In connection therewith, the Company represents that:

(A)	It has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise) that since the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation SEC No Action Letter (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

(B)	The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(C)	With respect to any broker-dealer that participates in the Exchange Offer with respect to Issued Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm to the Company that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the Exchange Notes.

(D)	The Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise), that any broker dealer who holds Issued Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Issued Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of the Exchange Notes.

(E)	The Company will include in the Letter of Transmittal for the Exchange Offer the a additional provision substantially similar to the following:

“If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of the Exchange Notes received in respect of the Issued Notes pursuant to the Exchange Offer.”

Please direct any further questions or comments you may have regarding the Registration Statement or this supplemental letter to me at (770) 829-3728.

Sincerely,

/s/    Kenneth F. Khoury

Kenneth F. Khoury, Esq.

Executive Vice President and General Counsel

cc:	Jessica Dickerson, Securities and Exchange Commission, Staff Attorney